

December 11, 2012

Via E-mail
Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

> **Re:** **LivePerson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 8-K Filed August 1, 2012**
> **File No. 000-30141**

Dear Mr. LoCascio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. In recent earnings conference calls you disclosed the number of bookings in each quarter, the number of new enterprise and mid-market customers, revenue attributable to small business groups, average deal size for all deals, average deal size for new customers, and average deal size for existing customers. Please tell us what consideration you have given to disclosing these metrics in your periodic filings. Tell us the extent to which you currently track these metrics in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. See Section III.B.1 of SEC Release No. 33-8350.

2.   Please tell us what consideration you have given to discussing the impact of the mix of customers on your business in your periodic filings. In this respect, we note management's statements in its most recent quarterly earnings conference call that the increase of new customers has resulted in elongated implementation cycles and may result in some backlog. To the extent the time period over which implementation of your products by customers varies and impacts the recognition and comparability of revenues, confirm that you will address the impact of those variations in quantitative terms in future filings.

Item 8. Consolidated Financial Statements and Supplementary Data

Note (1) Summary of Operations and Significant Accounting Policies

(l) Stock-based Compensation, page 58

3.   We note your disclosure of the weighted average assumptions used in the Black-Scholes option-pricing model in determining the fair value of options granted for each year presented. Tell us how you considered the disclosure requirements under ASC 718-10-50-2(f)(2) to also include a description of the methods used in determining the significant assumptions used to estimate the fair value of your stock-based compensation awards.

Note (9) Legal Matters, page 71

4.   We note your disclosure on page 18 of the Form 10-Q for the quarterly period ended June 30, 2012 that the parties in the Lodsys, LLC lawsuit reached a mutual agreement resolving all claims and counterclaims in July 2012. We also note your disclosure that the terms of the agreement will not have a material impact on the Company's "ongoing" operations. Please clarify this statement and tell us the amounts recognized in your consolidated financial statements for the three months ended June 30, 2012 and subsequent periods, if applicable, related to this agreement and resolution of all claims and counterclaims and confirm whether such amounts are material to your consolidated financial statements as a whole.

        As a related matter, please tell us whether there was a reasonable possibility that a loss exceeding amounts already recognized may have been incurred as of December 31, 2011 and March 31, 2012. If you concluded that there was a reasonable possibility of additional loss, please tell us how your disclosures complied with ASC 450-20-50. In this regard, we note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please also note that this disclosure applies to all of your legal matters currently outstanding and your disclosure in future filings should be revised accordingly.

Form 8-K Filed August 1, 2012

Exhibit 99.1

5.   We note your use of the term "pro forma" when describing certain non-GAAP measures in this earnings release. Please note that "pro forma" has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation and that it is not appropriate for you to use this term in your earnings release since you have not used this term as contemplated in Regulation S-X. Please revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief